                                               1934 Act Registration No. 1-13230
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF APRIL 2004

                   CHINA EASTERN AIRLINES CORPORATION LIMITED
                (Translation of registrant's name into English)

                              2550 HONG QIAO ROAD
                        HONG QIAO INTERNATIONAL AIRPORT
                             SHANGHAI, CHINA 200335
                    (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F  X     Form 40-F
                                     -----            -----

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____)

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____)

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes        No  X
                                    -----     -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.)

================================================================================

                                    EXHIBITS



Exhibit Number                                                             Page
--------------                                                             ----
1.1  Notice of 2003 Annual General Meeting, dated April 28, 2004

1.2  Announcement regarding the First Quarterly Report 2004, dated
     April 28, 2004


        CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

     Exhibit 1.2 of this report contains certain forward-looking statements that are, by their nature, subject to significant risks and uncertainties. China Eastern Airlines Corporation Limited (the "Company") does not intend to update these forward-looking statements. These forward-looking statements reflect the current view of the Company with respect to future events. Actual events or results may differ materially from information contained in the forward-looking statements.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   CHINA EASTERN AIRLINES CORPORATION LIMITED


Date: April 29, 2004               By: /s/ Ye Yigan
                                       -----------------------------------------
                                       Name:  Ye Yigan
                                       Title: Chairman of the Board of Directors



[Attach the Announcement]


                                       3